UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku

Tokyo 135-0091, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

As previously reported in a Form 12b-25 Notification of Late Filing filed by MEDIROM Healthcare Technologies Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2024, the Company was delayed in filing with the SEC its Annual Report on Form 20-F for the year ended December 31, 2023 (the “Form 20-F”) without unreasonable effort or expense.

On May 20, 2024, in accordance with standard procedures related to the delayed filing of the Form 20-F with the SEC, the Company received a notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company was not in compliance with the periodic filing requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1). Nasdaq listing rules provide the Company with 60 calendar days from the date of the notice to submit a plan to regain compliance. The Company intends to file the Form 20-F prior to the expiration of the 60-day period.

The Notice has no immediate effect on the listing or trading of the Company’s American Depositary Shares representing its common shares on Nasdaq.

Issuance of Press Releases

On May 21, 2024, the Company issued a press release announcing its receipt of the Notice from Nasdaq. A copy of this press release is attached to this current report on Form 6-K as Exhibit 99.1.

In addition, on May 21, 2024, the Company also issued a press release announcing its major Key Performance Indicators, or KPIs, updated for the month of April 2024. A copy of this press release is attached to this current report on Form 6-K as Exhibit 99.2.

The press releases furnished in this report as Exhibits 99.1 and 99.2 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, as amended, except to the extent specifically provided in such a filing.

Cautionary Statement Regarding Forward-Looking Statements

This report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties related to the risks set forth under “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the SEC on May 30, 2023 and in the Company’s other filings with the SEC. There can be no assurance that the Company will be able to regain compliance with the Nasdaq requirements for continued listing within the 60-day period beginning on the date of the Notice or any extensions of such period granted by Nasdaq, or that Nasdaq will accept any plan submitted by the Company to regain compliance. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of the Company, dated May 21, 2024, regarding the Company’s receipt of the Notice from Nasdaq
99.2	Press release of the Company, dated May 21, 2024, regarding the Company’s major KPIs, updated for April 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIROM HEALTHCARE TECHNOLOGIES INC.
Date: May 21, 2024
	By:	/s/ Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer